ImmunoPrecise Antibodies Announces Transfer to Nasdaq Capital Market and Extension of Bid Price Compliance Period

AUSTIN, Texas--(BUSINESS WIRE)--February 20, 2025--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), a global leader in AI-powered antibody discovery and development, today announced that its application to transfer its securities to the Nasdaq Capital Market has been approved by Nasdaq Listing Qualifications. This transition allows IPA an additional 180-day compliance period, until August 18, 2025, to meet the minimum bid price requirement of $1.00 per share.

The Company's common stock will transfer from the Nasdaq Global Market to the Nasdaq Capital Market at the opening of business on February 21, 2025. This move is in accordance with Nasdaq’s Listing Rules and maintains IPA's listing while the Company continues executing its strategic initiatives.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) is a biotherapeutic research and technology company specializing in AI-driven antibody discovery and development. Through its subsidiaries—including Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V.—IPA delivers an end-to-end solution for the development of next-generation antibody therapeutics. The company integrates systems biology, multi-omics modeling, and artificial intelligence to enable the discovery of highly specialized, fully human therapeutic antibodies tailored to challenging disease targets.

For more information, visit www.ipatherapeutics.com

Contacts

Investor Contact: investors@ipatherapeutics.com